Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-291524

Prospectus Supplement No. 6

(To Prospectus dated December 15, 2025)

WOLFSPEED, INC.

This prospectus supplement updates, amends and supplements the prospectus dated December 15, 2025 (as updated, amended or supplemented from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-291524). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on June 9, 2026, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of Common Stock are listed on the New York Stock Exchange (the “NYSE”) under the symbol “WOLF.” On June 8, 2026, the closing sale price of our Common Stock was $55.42 per share.

Investing in shares of our Common Stock involves a high degree of risk. You should carefully review the risks and uncertainties that are described in the “Risk Factors” section beginning on page 6 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus or in the documents incorporated by reference into the Prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 9, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 9, 2026

WOLFSPEED, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40863	56-1572719
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

4600 Silicon Drive
Durham, North Carolina	27703
(Address of principal executive offices)	(Zip Code)

(919) 407-5300

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.00125 par value	WOLF	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

On June 9, 2026, Wolfspeed, Inc. (the “Company”) disclosed certain unaudited pro forma consolidated financial information and explanatory notes (the “Pro Forma Financial Information”) for the Company and its consolidated subsidiaries. The Pro Forma Financial Information is provided for informational purposes only and gives effect to (i) the Company’s prepackaged plan of reorganization (the “Plan”), which became effective on September 29, 2025 (the “Effective Date”), as described in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 28, 2025, filed with the Securities and Exchange Commission on November 7, 2025, (ii) the Company’s adoption of fresh start accounting on the Effective Date in accordance with Accounting Standards Codification 852, “Reorganizations,” and (iii) receipt of Regulatory Approvals (as defined in the Plan), which occurred on January 29, 2026.

Item 9.01. Financial Statements and Exhibits

(b) Pro Forma Financial Information.

The following Pro Forma Financial Information, giving effect to the Plan, adoption of fresh start accounting on the Effective Date and receipt of Regulatory Approvals on January 29, 2026, is attached as Exhibit 99.1 hereto and incorporated herein by reference: unaudited pro forma consolidated statements of operations for the year ended June 29, 2025 and for the nine months ended March 29, 2026.

(d) Exhibits

Exhibit No.	Description of Exhibit

99.1	Unaudited Pro Forma Consolidated Financial Information

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WOLFSPEED, INC.

By:	/s/ Melissa Garrett
Melissa Garrett Senior Vice President and General Counsel

Date: June 9, 2026

Exhibit 99.1

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Basis of Presentation

The following unaudited pro forma consolidated financial information and explanatory notes for Wolfspeed, Inc. along with its wholly owned subsidiaries (collectively, “Wolfspeed”, “the Company”, “we”, “us” and “our”) is provided for informational purposes only and gives effect to (i) our prepackaged plan of reorganization (the “Plan”), which became effective on September 29, 2025 (the “Plan Effective Date”), (ii) our adoption of fresh start accounting on the Plan Effective Date, in accordance with Accounting Standards Codification (“ASC”) 852, “Reorganizations” (“ASC 852”), and (iii) receipt of Regulatory Approvals, as defined below, which occurred on January 29, 2026. The unaudited pro forma consolidated statements of operations for the nine months ended March 29, 2026 and for the year ended June 29, 2025 reflect the effects of these transactions as if the Plan Effective Date, application of fresh start accounting, and receipt of Regulatory Approvals had occurred on July 1, 2024, the beginning of the most recently completed fiscal year. Capitalized terms used but not defined herein have the meanings given to them in the Plan.

The unaudited pro forma consolidated balance sheet as of March 29, 2026 is not presented because the application of fresh start accounting in connection with the Plan is fully reflected, and the effects of the receipt of Regulatory Approvals are easily understood. The receipt of Regulatory Approvals results in the issuance of the Renesas Base Consideration Shares (defined below) and the corresponding derecognition of the Forward Equity Contract (defined below), the reclassification of the embedded conversion feature of the New Renesas 2L Convertible Notes (defined below) from liability classification to equity classification, and the reclassification of the Renesas Warrant (defined below) from liability classification to equity classification, along with the recognition of a contingent gain for the Contingent Cash (defined below), each of which are described in further detail below.

The Plan was confirmed by the Bankruptcy Court on September 8, 2025, and became effective on September 29, 2025. As a result of the application of fresh start accounting and the effects of the implementation of the Plan, the consolidated financial statements after September 29, 2025 will not be comparable with the consolidated financial statements as of or prior to that date. The unaudited pro forma consolidated statement of operations and the accompanying explanatory notes (together, the “Pro Forma Financial Statements”) have been prepared in accordance with Regulation S-X Article 11 and reflect preliminary estimates of the transaction accounting adjustments, including the accounting and the classification for the consummation of the transactions contemplated in the Plan, the application of fresh start accounting, and the receipt of Regulatory Approvals.

The Pro Forma Financial Statements presented herein are provided for informational and illustrative purposes only and are not necessarily indicative of the financial results that would have been achieved had the events and transactions occurred on the dates indicated, nor is such financial data necessarily indicative of the results of operations in future periods. The Pro Forma Financial Statements should be read in conjunction with the historical Wolfspeed consolidated financial statements and notes for the year ended June 29, 2025 and the quarterly period ended March 29, 2026.

The Plan and Receipt of Regulatory Approvals

The Plan settlements constitute a good faith, full and final comprehensive compromise and settlement of substantially all claims, interests and controversies described in the Plan based upon the unique facts and circumstances of the Chapter 11 Cases. As set forth in the Plan, “Regulatory Approvals” means (a) Committee on Foreign Investment in the United States (“CFIUS”) approval; (b) clearance or approval under antitrust laws in (i) the United States, (ii) Austria, (iii) Germany, (iv) Japan, and (v) European Commission (as applicable); (c) clearance or approval under Italy Foreign Investment Laws; (d) regulatory approvals from any regulatory regimes necessary to consummate the restructuring transactions (for the avoidance of doubt, in relation to the Regulatory Approvals, for Renesas to receive the New 2L Renesas Convertible Notes (as defined below); 16,852,372 shares of New Common Stock; the Renesas Warrants (as defined below); and voting, board seat, and other governance rights in accordance with the Restructuring Support Agreement), that are identified by Renesas and of which the Debtors are notified within thirty (30) calendar days following the effective date of the Restructuring Support Agreement; and (e) any regulatory approvals from any regulatory regimes necessary to consummate the restructuring transactions that are not identified by Renesas and of which the Debtors are not notified within thirty (30) calendar days following the effective date of the Restructuring Support Agreement. As of January 29, 2026 all Regulatory Approvals had been obtained.

The Pro Forma Financial Statements reflect the following transactions and treatment of claims contemplated in the Plan, which occurred on or before the Plan Effective Date, along with the receipt of Regulatory Approvals:

•

Senior Secured Notes Claims – Senior Secured Notes claimholders received on account of their claims: (a) $1.3 billion principal amount of New Senior Secured Notes due 2030, (b) a payment from the redemption of $277.5 million in principal amount of Existing Senior Secured Notes at a redemption price of 109.875% in addition to accrued and unpaid interest, totaling $308.5 million, funded through proceeds from a rights offering and cash on hand, and (c) certain commitment fees totaling $10.5 million, subject to certain conditions. The notes are guaranteed by the Company’s subsidiaries and secured by substantially all of the Company’s and guarantors’ assets. The callable nonconvertible notes were valued under the income approach using Black Derman Toy (BDT) lattice to capture issuer call behavior, with a fair value of $1,379.4 million.

•

Convertible Notes Claims – Convertible Notes claimholders received on account of their claims: (a) rights to participate in the rights offering of new 2.5% Convertible Second-Lien Senior Secured Notes due 2031 (“New 2L Convertible Notes”) in the aggregate principal amount of approximately $301.1 million, which were offered at a purchase price of 91.3242% totaling $275.0 million, and fully backstopped by certain holders of Wolfspeed’s previously existing Convertible Notes, and for which such backstop parties received a premium in the amount of $30.3 million for a total principal value of $331.4 million, with a fair value of $500.2 million, (b) approximately $296.4 million in new 7.00%/12.00% Second Lien Senior Secured PIK Toggle Notes due 2031 (“New 2L Takeback Notes”), with a fair value of $229.6 million, and (c) 24,533,760 shares of New Common Stock. The New 2L Convertible Notes and New 2L Takeback Notes are guaranteed by the Company’s subsidiaries and secured on a second-priority basis by substantially all of the Company’s and guarantors’ assets. The convertible notes were valued using an industry standard binomial lattice model, which maximizes holder value and minimizes issuer obligation at each node. Of the fair-market value of the $500.2 million of New 2L Convertible Notes, $168.8 million is considered a substantial premium and classified as equity, with the remainder being liability-classified. The Company capitalized $8.0 million of issuance costs associated with the New 2L Convertible Notes. The callable nonconvertible notes were valued under the income approach using Black Derman Toy (BDT) lattice to capture issuer call behavior.

•

Renesas Claims – Renesas Electronics America Inc. (“Renesas”) received on account of their claims: (a) a principal amount of approximately $203.6 million of new 2.5% Convertible Second-Lien Senior Secured Notes due 2031 (“New Renesas 2L Convertible Notes”), with a fair value of $216.3 million, (b) a warrant to purchase up to 4,943,555 shares of New Common Stock at an exercise price of $23.95 per share (“Renesas Warrants”), which became exercisable on January 29, 2026, upon receipt of Regulatory Approvals, and (c) 16,852,372 shares of New Common Stock from the Share Reserve (“Renesas Base Consideration Shares”), as defined in the Plan (“Forward Equity Contract”), the issuance of which was subject to Regulatory Approvals.

The Forward Equity Contract was originally liability-classified and initially recorded at $371.1 million, using the implied equity value multiplied by the common stock percentage represented by the 16,852,372 shares. Upon receipt of Regulatory Approvals, the shares that were issued to satisfy the equity contract were recognized at fair value as of the approval date to extinguish the Forward Equity Contract. Accordingly, the Company settled the liability-classified Forward Contract of $292.1 million as of January 29, 2026 and recognized the amount as equity in connection with the receipt of Regulatory Approvals.

The New Renesas 2L Convertible Notes were valued using an industry-standard binomial lattice model that maximizes holder value and minimizes issuer obligation at each node. The fair value was liability-classified and included an embedded conversion feature, which is remeasured to fair value each reporting period until receipt of Regulatory Approvals and was initially recorded at $94.5 million. Upon receipt of Regulatory Approvals, the conversion feature of $87.9 million qualified for equity-classification and was reclassified to equity based on the fair value as of the approval date.

The Renesas Warrants were originally liability-classified and measured to fair value each reporting period, with an initial fair value of $33.6 million. The warrants were valued using the Black-Scholes-Merton option pricing model. Upon receipt of Regulatory Approvals, the Renesas Warrants of $31.5 million qualified for equity-classification and were reclassified to equity based on their fair value as of the approval date.

•

Termination of a Material Definitive Agreement – The Company terminated its existing indentures governing the 2026 Notes, 2028 Notes, 2029 Notes, and Existing Senior Secured Notes, as well as the Customer Refundable Deposit Agreement with Renesas, in connection with the issuance of the New Senior Secured Notes, New 2L Convertible Notes, New Renesas 2L Convertible Notes, and New 2L Takeback Notes.

•	Existing Equity Interests – All outstanding shares of Old Common Stock were cancelled, and existing equity holders received approximately 1,306,896 shares of New Common Stock.

•

Contingent Shares – If Regulatory Approvals had not been obtained prior to the Regulatory Trigger Deadline, as defined in the Plan, Renesas would have received an additional 871,287 shares of New Common Stock from the Share Reserve. However, if Regulatory Approvals were received by the Regulatory Trigger Deadline, existing equity holders would receive their pro rata portion of the 871,287 shares of New Common Stock from the Share Reserve. The obligation to issue the Contingent Shares was classified as equity and initially recorded at $19.2 million, using the implied equity value multiplied by the common stock percentage represented by the 871,287 shares. Upon the receipt of Regulatory Approvals, these amounts were recorded as shares issued to holders of Old Common Stock and increased the total shares outstanding.

•

Contingent Cash – On the Plan Effective Date, the Company transferred $15.0 million into escrow (“Contingent Cash”), pursuant to the Contingent Cash Escrow Agreement, as defined in the Plan. If Regulatory Approvals were not obtained prior to the Regulatory Trigger Deadline, the Contingent Cash was to be distributed to Renesas. However, as Regulatory Approvals were received by the Regulatory Trigger Deadline, the Contingent Cash was distributed (i) $10.0 million to Wolfspeed and (ii) $5.0 million to Senior Secured Note claimholders. The $10.0 million cash was treated as a gain contingency and reflected in non-operating income, net, upon receipt of Regulatory Approvals.

The Company issued a total of approximately 43,564,315 shares of New Common Stock, inclusive of shares issued to existing holders and Renesas. Additionally, while the Plan contemplates distribution of equity awards by the Company under a long-term incentive plan and a management incentive plan, any such awards are subject to approval by the Board of Directors, which did not occur prior to the Plan Effective Date. The Pro Forma Financial Statements do not reflect any adjustments related to the granting of these awards.

Fresh Start Accounting

In connection with our emergence from bankruptcy and in accordance with ASC 852, we qualified for and adopted fresh start accounting on the Plan Effective Date because (i) the holders of existing voting shares of the Predecessor Company received less than 50% of the voting shares of the Successor Company, and (ii) the reorganization value of the assets immediately prior to confirmation of the Plan was less than the post-petition liabilities and allowed claims. References to “Successor” relate to the Company’s financial position and results of operations after the Plan Effective Date. References to “Predecessor” refer to the Company’s financial position and results of operations on or before the Plan Effective Date.

In accordance with ASC 852, with the adoption of fresh start accounting, we allocated the reorganization value to the Company’s assets and liabilities. The reorganization value represents the fair value of the Successor Company’s assets before considering liabilities.

As set forth in the Plan filed with the Bankruptcy Court, the enterprise value of the Wolfspeed Successor company was estimated to be between $2,350 million and $2,850 million as of the Effective Date. Based on the estimates and assumptions discussed below, the Company estimated the enterprise value to be $2,600 million for financial reporting purposes, which is the mid-point of the range of the enterprise value per the Plan. The enterprise value was estimated using an income approach that utilizes a discounted cash flow (DCF) model. The net cash flows were discounted using an after-tax weighted average cost of capital, or WACC, methodology reflecting a rate of return that would be expected by a market participant. The WACC also takes into consideration a company specific risk premium reflecting the risk associated with the financial projections used to estimate future cash flows. The present value of future expected net cash flows projected through 2034 is calculated using an estimated discount rate of 20.1%.

The enterprise value and corresponding equity value are dependent upon achieving the future financial results set forth in our projections. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the estimated enterprise value and estimated equity value, are inherently subject to uncertainties and the resolution of contingencies beyond our control. Accordingly, there can be no assurance that the estimates, assumptions, valuations and financial projections will be realized, and actual results could vary materially. Moreover, the value of Wolfspeed’s shares subsequent to the Plan Effective Date may differ materially from the implied values assumed in the Pro Forma Financial Statements.

The intent of the Pro Forma Financial Statements is to illustrate the effects of the Plan and receipt of Regulatory Approvals based on the underlying economic factors as of the Plan Effective Date. Refer to the quarterly report on Form 10-Q for additional information.

A reconciliation of the enterprise value to the implied value of Wolfspeed’s shares of common stock and reorganization value is set forth below (U.S. dollars in millions):

Enterprise Value	$2,600.0
Plus: Cash and cash equivalents (includes restricted cash) and short-term investments	835.4
Less: Fair value of debt issued upon emergence, including issuance costs, excluding equity-classified substantial premium	(2,151.3)
Less: Equity-classified substantial premium associated with New 2L Non-Renesas Convertible Notes	(168.8)
Less: Fair value of the Renesas warrants	(33.6)
Less: Cash from MACOM shares sale captured in enterprise value	(60.8)
Less: Deposit liabilities included in cash	(25.2)

Less: Debt issuance costs	(8.0)
Less: Restricted cash	(28.3)

Implied value of Wolfspeed, Inc.’s Common Stock (including reserved but unissued shares)	$959.4

Less: Implied value of the Renesas Base Consideration Shares classified as a liability	(371.1)
Less: Implied value of the obligation to issue Contingent Shares classified as equity	(19.2)

Implied value of Wolfspeed, Inc.’s Common Stock Outstanding as of the Effective Date	$569.1

Plus: Equity-classified substantial premium associated with New 2L Non-Renesas Convertible Notes	168.8

Plus: Implied value of the obligation to issue Contingent Shares classified as equity	19.2

Total stockholders’ equity as of the Effective Date	$757.1

Enterprise Value	$2,600.0
Plus: Cash and cash equivalents (includes restricted cash) and short-term investments	835.4
Plus: Current liabilities excluding debt	340.4
Plus: Long-term liabilities excluding debt	184.6
Less: Cash from MACOM Shares sale captured in enterprise value	(60.8)
Less: Deposit liabilities included in cash	(25.2)
Less: Debt issuance costs	(8.0)
Less: Restricted cash	(28.3)

Reorganization Value	$3,838.1

Our estimate of the fair value of our identified tangible and intangible assets utilizing a combination of the income, market and cost approaches, as described further below.

The income approach was the primary method utilized to estimate our intangible asset values. The intangible asset valuations utilize the forecasts that were relied upon to estimate the enterprise value. Where applicable, the forecasts were allocated to the Power Devices and Materials product lines to separately value intangible assets specific to each. For certain assets (off-market leases) and liabilities (above-market contracts), the forecasts utilized were based on those cash-flows specific to the asset / liability valued. The valuation of the intangible assets included the use of various methods of the income approach including the relief-from-royalty method, multi-period excess earnings method, and cash differential method.

Our inventory, personal property, real property, and construction in progress were valued using a combination of the market and cost approaches. The market, or sales comparison in reference to real property, approach measures value based on what other purchasers in the market have paid for assets that can be considered reasonably similar to those being valued. When the market approach is used, data is collected on the prices paid for reasonably similar assets and adjustments are made to the prices paid to compensate for differences between those assets and the asset being valued. The application of the market approach results in an estimate of the price reasonably expected to be realized from the sale of the asset or business interest. Adjustments to reflect differences between the asset being valued and the comparable assets include but are not limited to condition, performance, expected economic benefits, time and terms of sale, utility and physical characteristics.

The cost approach is based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost. The cost to replace the asset would include the cost of constructing a similar asset of equivalent utility at prices applicable at the time of the valuation analysis. This estimate may then be adjusted by losses in value attributable to obsolescence (physical, functional or economic). In valuing tangible assets, the value of an asset is estimated by reference to the reproduction or replacement cost new of modern equivalent assets, optimized for over-design, overcapacity and redundant assets, and adjusted to reflect losses in value attributable to physical, functional, and economic obsolescence.

WOLFSPEED, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in millions, except share data)

	For the nine months ended March 29, 2026
	Predecessor	Successor	Transaction Accounting Adjustments
	Period from June 30, 2025 to September 29, 2025	Period from September 30, 2025 to March 29, 2026	Reorganization and Regulatory Approvals Adjustments		Fresh-start Adjustments		Successor and Predecessor Pro Forma Combined
Revenue, net	$196.8	$318.7	—		—		$515.5
Cost of revenue, net	273.9	437.0	—		(35.8	) (6)	675.1

Gross (loss) profit	(77.1)	(118.3)	—		35.8		(159.6)
Operating expenses:			—		—
Research and development	31.7	52.1	—		(4.6	) (6)	79.2
Sales, general and administrative	37.9	66.4	—		(0.3	) (6)	104.0
Factory start-up costs	—	—	—		—		—
Gain on disposal of property and equipment	(5.7)	(2.9)	—		—		(8.6)
Goodwill impairment	—	—	—		—		—
Restructuring and other expenses	20.4	38.8	—		4.0	(6)	63.2

Total operating expense	84.3	154.4	—		(0.9)		237.8

Operating loss	(161.4)	(272.7)			36.7		(397.4)
Reorganization items, net	(563.4)	—	563.4	(1)	—		—
Interest expense, net of capitalized interest	0.7	110.1	59.3	(2)	—		170.1
Non-operating income, net	(22.4)	(113.2)	97.8	(3)	—		(37.8)

Income (loss) before income taxes	423.7	(269.6)	(720.5)		36.7		(529.7)
Income tax expense (benefit)	3.5	0.9	(2.5	) (4)	(1.0	) (4)	0.9

Net income (loss)	$420.2	($270.5)	(718.0)		37.7		($530.6)

Basic earnings (loss) per share
Net income (loss)	$2.69	($8.27)					($12.00	) (8)
Diluted earnings (loss) per share
Net income (loss)	$2.22	($8.27)					($12.00	) (8)
Weighted average shares - basic and diluted (in thousands)
Basic	156,185	32,706					44,221
Diluted	189,052	32,706					44,221

WOLFSPEED, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(U.S. dollars in millions, except share data)

	For the year ended June 29, 2025
		Transaction Accounting Adjustments
	Predecessor Historical	Reorganization and Regulatory Approvals Adjustments		Fresh-start Adjustments		Successor Pro Forma
Revenue, net	$757.6	—		—		$757.6
Cost of revenue, net	879.2	—		(19.9	) (6), (7)	859.3

Gross (loss) profit	(121.6)	—		19.9		(101.7)
Operating expenses:
Research and development	175.1	—		(19.5	) (6)	155.6
Sales, general and administrative	190.5	—		(0.9	) (6)	189.6
Factory start-up costs	85.2	—		(85.2	) (7)	—
Gain on disposal of property and equipment	(20.0)	—		—		(20.0)
Goodwill impairment	359.2	—		—		359.2
Restructuring and other expenses	417.6	—		2.5	(6)	420.1

Total operating expense	1,207.6	—		(103.1)		1,104.5

Operating loss	(1,329.2)			123.0		(1,206.2)
Reorganization items, net	—	—		—		—
Interest expense, net of capitalized interest	315.2	(262.8	) (2)	—		52.4
Non-operating income, net	(25.5)	(10.0	) (5)	—		(35.5)

Loss before income taxes	(1,618.9)	272.8		123.0		(1,223.1)
Income tax (benefit) expense	(9.7)	—		—		(9.7)

Net loss	($1,609.2)	$272.8		$123.0		(1,213.4)

Basic loss per share
Net loss	($11.39)					($27.85	) (8)
Diluted loss per share
Net loss	($11.39)					($27.85	) (8)
Weighted average shares - basic and diluted (in thousands)
Basic	141,320					43,564
Diluted	141,320					43,564

Transaction Accounting Adjustments

Unless otherwise indicated, U.S. dollar amounts are stated in millions.

Transaction Accounting Adjustments to the Pro Forma Unaudited Consolidated Statements of Operations

The adjustments included in the Unaudited Pro Forma Consolidated Statements of Operations reflect the effects of the transaction accounting adjustments, including the transactions contemplated by the Plan, as well as fair value and other required adjustments resulting from the adoption of fresh start accounting, as though Regulatory Approvals had been received on July 1, 2024.

(1)

Reflects the elimination of reorganization items that were directly attributable to the Chapter 11 reorganization for the nine months ended March 29, 2026. The Company also incurred restructuring charges during the nine months ended March 29, 2026 and for the year ended June 29, 2025, in connection with the 2025 Restructuring Plan consisting of a headcount reduction and facility closure and consolidation plan intended to optimize its cost structure. In addition, pre-petition bankruptcy-related charges of $55.8 million were incurred for the year ended June 29, 2025, which are not applicable to the Successor and are not expected to recur.

(2)

Reflects the adjustment to interest expense related to the issuance of New Senior Secured Notes, New 2L Takeback Notes, New 2L Convertible Notes, and New Renesas 2L Convertible Notes. The pro forma adjustments to interest expense were calculated as follows:

	For the nine months ended March 29, 2026	For the year ended June 29, 2025
Interest expense on New Senior Secured Notes	$46.0	$168.0
Interest expense on New 2L Takeback Notes	7.5	29.1
Interest expense on New 2L Convertible Notes	2.4	9.5
Interest expense on New Renesas 2L Convertible Notes	4.1	15.5
Capitalized interest(a)	—	(169.8)
Reversal of historical interest expense and capitalized interest	(0.7)	(315.1)

Net pro forma change in interest expense	$59.3	($262.8)

(a)	Reflects the adjustment to capitalized interest based on pro forma outstanding debt and pro forma interest expense for the period.

(3)

Reflects the pro forma adjustments to non-operating income related to the mark-to-market fair value impact on the Forward Equity Contract, embedded conversion feature for the New Renesas 2L Convertible Notes, and the Renesas Warrants, and the contingent cash received after CFIUS approval. These amounts are eliminated as these liability-classified instruments were reclassified to, or exchanged for, equity-classified instruments following the receipt of Regulatory Approvals and therefore are no longer marked to market through the income statement and the gain on contingent cash is reversed as the impact is accounted for in the year ended June 29, 2025 financial statements.

(4)

Reflects the pro forma adjustment to income tax expense (benefit) related to the change in deferred tax liability and cancellation of tax-related accumulated other comprehensive loss as a result of implementation of the Plan and the adoption of fresh start accounting.

(5)

Reflects the pro forma adjustment to non-operating income related to the $10.0 million of Contingent Cash which was remitted back to the Company upon receipt of Regulatory Approvals and was treated as a non-recurring contingency gain.

(6)	Reflects the pro forma adjustments to cost of revenue, research and development, sales, general and administrative and restructuring and other expenses as follows:

	For the nine months ended March 29, 2026
	Cost of Revenue	Research and Development	Sales, general and administrative	Restructuring and other expenses
Change in depreciation expense(a)	($44.0)	($4.6)	($0.3)	$—
Change in amortization expense(b)	10.4	—	—	4.0
Amortization of off-market component(c)	(0.4)	—	—	—
Inventory expense(d)	(1.8)	—	—	—

Net pro forma adjustment	($35.8)	($4.6)	($0.3)	$4.0

	For the year ended June 29, 2025
	Cost of Revenue	Research & Development	Sales, general and administrative	Restructuring and other expenses
Change in depreciation expense(a)	($157.1)	($19.5)	($0.9)	$(13.4)
Change in amortization expense(b)	41.7	—	—	15.9
Amortization of off-market component(c)	(2.1)	—	—	—
Inventory expense(d)	12.4	—	—	—

Net pro forma adjustment	($105.1)	($19.5)	($0.9)	$2.5

(a)	The adjustment reflects the decrease in fair value and estimated useful lives of property and equipment, net, with depreciation recognized on a straight-line basis over their estimated useful lives.
(b)

The adjustment reflects the increase in fair value and estimated useful lives of identified intangible assets subject to amortization, with amortization recognized on a straight-line basis over their estimated useful lives.

(c)

The adjustment reflects the amortization expense for all unfavorable contractual lease terms when compared to market, with amortization recognized on a straight-line basis over the remaining lease term.

(d)	The adjustment reflects the portion of the fair value change to inventory which would be expensed during the nine months ended March 29, 2026 and the year ended June 29, 2025, respectively.

(7)

Reflects changes to the classification of factory start-up costs of $85.2 million for the year ended June 29, 2025 had the accounting policy been adopted upon the Plan Effective Date and effected as of July 1, 2024. Historically, factory start-up costs have been reported within operating expenses. Upon emergence from bankruptcy, the Company made an accounting policy election to classify factory start-up costs within cost of revenue. This policy change has no impact on operating loss.

(8)

Reflects the pro forma net loss per share calculated using the weighted average Wolfspeed, Inc. shares of common stock outstanding, assuming the impacts of the Plan were effective and Regulatory Approvals were received on July 1, 2024.

(in thousands)	For the nine months ended March 29, 2026	For the year ended June 29, 2025
Historical weighted average shares outstanding	32,706	141,320
Less: Cancellation of Predecessor Wolfspeed, Inc.’s ordinary shares	—	(141,320)
Add: Issuance of Successor Wolfspeed, Inc.’s common stock	—	25,841
Add: Issuance of Renesas Base Consideration Shares upon receipt of Regulatory Approvals	—	16,852
Add: Issuance of Contingent Shares upon receipt of Regulatory Approvals	—	871
Add: Weighted average impact from shares issued and outstanding during the period	11,515	—

Weighted average common stock outstanding	44,221	43,564

The following table represents the calculation of pro forma net loss per share:

(in millions, except share data in thousands and per share data in actuals)	For the nine months ended March 29, 2026	For the year ended June 29, 2025
Net loss (A)	($530.6)	($1,213.4)
Weighted average Wolfspeed, Inc.’s common stock outstanding (B)	44,221	43,564

Net loss per share, basic and diluted (A/B)	($12.00)	($27.85)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share as the effect would have been antidilutive:

(in thousands)	For the nine months ended March 29, 2026	For the year ended June 29, 2025
Renesas Warrants	4,944	4,944
New 2L Convertible Notes	25,580	27,090
New Renesas 2L Convertible Notes	11,096	11,096
1.5L Convertible Notes	18,822	—

Total	60,442	43,130